QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TESSCO TECHNOLOGIES INCORPORATED
(Name or Subject Company—Issuer and Filing Person—Offerer)

ELIGIBLE EMPLOYEE STOCK OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE
$0.01 PER SHARE, HAVING AN EXERCISE PRICE PER SHARE OF $11.00 OR
MORE AND AN EXPIRATION DATE PRIOR TO APRIL 30, 2007, OR HAVING
AN EXERCISE PRICE PER SHARE OF $18.00 OR MORE,
WITHOUT REGARD TO EXPIRATION DATE
(Title of Class of Securities)

872386107
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Robert C. Singer
Senior Vice President and Chief Financial Officer
TESSCO Technologies Incorporated
11126 McCormick Road
Hunt Valley, Maryland 21031
(410) 229-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies to:
Douglas M. Fox
Ballard Spahr Andrews & Ingcrsoll, LLP
300 East Lombard Street
18th Floor
Baltimore, Maryland 21202
Telephone: (410) 528-5600

Calculation Of Filing Fee

Transaction Valuation*	Amount Of Filing Fee**
$508,000	$41.10

*
Calculated solely for purposes of determining the filing fee. This amount assumes the repurchase and cancellation of all options for which this offer is being made.

**
Previously paid.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the dale of its filing.

AMOUNT PREVIOUSLY PAID:	Not applicable.
FILING PARTY:	Not applicable.
FORM OR REGISTRATION NO.:	Not applicable.
DATE FILED:	Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  Third-party tender offer subject to Rule 14d-l.

  ☒
  Issuer tender offer subject to Rule 13e-4.

  ☐
  Going-private transaction subject to Rule 13e-3.

  ☐
  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Amendment No. 1 to Schedule TO

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by TESSCO Technologies Incorporated (the "Company") with the Securities and Exchange Commission on May 7, 2003 (the "Schedule TO"), to report the results of the offer by the Company to repurchase and cancel all options outstanding and held by eligible participants under the TESSCO Technologies Incorporated 1994 Stock and Incentive Plan, as amended, or under the TESSCO Technologies Incorporated 1984 Employee Incentive Stock Option Plan, to purchase shares of the Company's common stock, par value $0.01 per share, having an exercise price per share of $11.00 or more and an expiration date prior to April 30, 2007, or having an exercise price per share of $18.00 or more, without regard to expiration date, for cash upon the terms and subject to the conditions set forth in the Offer to Repurchase, the memorandum from the president and chief executive officer of the Company, dated May 7, 2003, the related letter of transmittal, and the related notice to withdraw from the Offer, each of which have been previously filed as exhibits to the Schedule TO. This Amendment No. 1 is the final amendment to the Schedule TO. The Schedule TO and this Amendment No. 1 are intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-4(c) promulgated thereunder. The Company hereby amends and supplements the Schedule TO to add the following information to Item 4 of the Schedule TO.

Item 4.    Terms of the Transaction

        The Offer made by the Company pursuant to the Schedule TO expired at 5:00 p.m. Eastern Daylight Time on June 5, 2003. Pursuant to the Offer, the Company accepted and subsequently cancelled options to purchase an aggregate of 743,545 shares of the Company's common stock. All eligible options that were tendered by eligible option holders were accepted and cancelled by the Company, and 701,045 shares underlying options issued under the 1994 Plan and cancelled in the Offer will be available for new awards under the 1994 Plan. On or about June 9, 2003, the Company made full payment for all eligible options tendered, in the amount of $498,662 in the aggregate (before any reduction for applicable withholding taxes and charges). The options accepted and subsequently cancelled by the Company represented options to purchase approximately 95% of the shares subject to options that were eligible to be accepted and cancelled in the Offer.

Item 12.    Exhibits

EXHIBIT NUMBER	DESCRIPTION
99.(a)(1)(A)*	Offer to Repurchase, dated May 7, 2003.
99.(a)(1)(B)*	Form of Memorandum from our President and Chief Executive Officer to Eligible Participants.
99.(a)(1)(C)*	Form of Letter of Transmittal, together with Instructions.
99.(a)(1)(D)*	Form of Notice to Withdraw from the Offer, together with Instructions.
99.(a)(1)(E)*	Form of Confirmation of Participation in the Offer to Repurchase.
99.(a)(1)(F)*	Form of Electronic Confirmation of Receipt of Forms.
99.(a)(1)(G)*	Form of Electronic Reminder to Eligible Participants.
99.(a)(1)(H)*	Form of Announcement to Eligible Participants.
99.(b)(1)
Financing Agreement, dated March 31, 1995, by and between the Company and NationsBank, N.A. (incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1995).
99.(b)(2)	First Amendment to Financing Agreement, dated September 26, 1996 (incorporated by reference to Exhibit 10.7.2 to the Company's Annual Report on Form 10-K for the fiscal year ended March 28, 1997).
99.(b)(3)	Second Amendment to Financing Agreement, dated February 28, 1997 (incorporated by reference to Exhibit 10.7.3 to the Company's Annual Report on Form 10-K for the fiscal year ended March 28, 1997).
99.(b)(4)	Third Amendment to Financing Agreement, dated June 1, 1997 (incorporated by reference to Exhibit 10.7.4 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 1997).
99.(b)(5)
Fourth Amendment to Financing Agreement, dated September 30, 1999 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 1999).
99.(b)(6)
Fifth Amendment to Financing Agreement, dated September 28, 2000 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 24, 2000).

99.(d)(1)	TESSCO Technologies Incorporated 1994 Stock and Incentive Plan (incorporated by reference to Appendix No. 1 to the Company's Definitive Proxy Statement filed with the Commission on July 15, 1999).
99.(d)(2)	Amendment No. 1 to 1994 Stock and Incentive Plan (incorporated by reference to Appendix No. 1 to the Company's Definitive Proxy Statement filed with the Commission on July 15, 1999).
99.(d)(3)	Amendment No. 2 to 1994 Stock and Incentive Plan (incorporated by reference to Appendix No. 1 to the Company's Definitive Proxy Statement filed with the Commission on July 15, 1999).
99.(d)(4)	Amendment No. 3 to 1994 Stock and Incentive Plan (incorporated by reference to Proposal No. 3 as included in the Company's Definitive Proxy Statement filed with the Commission on July 15, 1999).
99.(d)(5)	Amendment No. 4 to 1994 Stock and Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 24, 2000).
99.(a)(6)
TESSCO Technologies Incorporated 1984 Employee Incentive Stock Option Plan, as amended (incorporated by reference to Exhibit 10.21 to the Company's Registration Statement on Form S-1 (33-81834) filed with the Commission on July 21, 1994).
99.(g) Not applicable.
99.(h) Not applicable.

* Previously filed.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TESSCO TECHNOLOGIES INCORPORATED
Dated: June 13, 2003	By:	/s/ ROBERT C. SINGER
	Name:	Robert C. Singer
	Title:	Senior Vice President and Chief Financial Officer

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
99.(a)(1)(A)*	Offer to Repurchase, dated May 7, 2003.
99.(a)(1)(B)*	Form of Memorandum from our President and Chief Executive Officer to Eligible Participants.
99.(a)(1)(C)*	Form of Letter of Transmittal, together with Instructions.
99.(a)(1)(D)*	Form of Notice to Withdraw from the Offer, together with Instructions.
99.(a)(1)(E)*	Form of Confirmation of Participation in the Offer to Repurchase.
99.(a)(1)(F)*	Form of Electronic Confirmation of Receipt of Forms.
99.(a)(1)(G)*	Form of Electronic Reminder to Eligible Participants.
99.(a)(1)(H)*	Form of Announcement to Eligible Participants.
99.(b)(1)
Financing Agreement, dated March 31, 1995, by and between the Company and NationsBank, N.A. (incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1995).
99.(b)(2)	First Amendment to Financing Agreement, dated September 26, 1996 (incorporated by reference to Exhibit 10.7.2 to the Company's Annual Report on Form 10-K for the fiscal year ended March 28, 1997).
99.(b)(3)	Second Amendment to Financing Agreement, dated February 28, 1997 (incorporated by reference to Exhibit 10.7.3 to the Company's Annual Report on Form 10-K for the fiscal year ended March 28, 1997).
99.(b)(4)	Third Amendment to Financing Agreement, dated June 1, 1997 (incorporated by reference to Exhibit 10.7.4 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 1997).
99.(b)(5)
Fourth Amendment to Financing Agreement, dated September 30, 1999 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 1999).
99.(b)(6)
Fifth Amendment to Financing Agreement, dated September 28, 2000 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 24, 2000).

99.(d)(1)	TESSCO Technologies Incorporated 1994 Stock and Incentive Plan (incorporated by reference to Appendix No. 1 to the Company's Definitive Proxy Statement filed with the Commission on July 15, 1999).
99.(d)(2)	Amendment No. 1 to 1994 Stock and Incentive Plan (incorporated by reference to Appendix No. 1 to the Company's Definitive Proxy Statement filed with the Commission on July 15, 1999).
99.(d)(3)	Amendment No. 2 to 1994 Stock and Incentive Plan (incorporated by reference to Appendix No. 1 to the Company's Definitive Proxy Statement filed with the Commission on July 15, 1999).
99.(d)(4)	Amendment No. 3 to 1994 Stock and Incentive Plan (incorporated by reference to Proposal No. 3 as included in the Company's Definitive Proxy Statement filed with the Commission on July 15, 1999).
99.(d)(5)	Amendment No. 4 to 1994 Stock and Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 24, 2000).
99.(a)(6)
TESSCO Technologies Incorporated 1984 Employee Incentive Stock Option Plan, as amended (incorporated by reference to Exhibit 10.21 to the Company's Registration Statement on Form S-1 (33-81834) filed with the Commission on July 21, 1994).
99.(g) Not applicable.
99.(h) Not applicable.

* Previously filed.

QuickLinks

Amendment No. 1 to Schedule TO
  Item 4. Terms of the Transaction
  Item 12. Exhibits
SIGNATURE
INDEX TO EXHIBITS